Entity Number:	Filed on:

Exhibit 3.1

ARTICLES OF INCORPORATION OF
EMBASSY BANCORP, INC.
(a Pennsylvania Business Stock Entity 15 Pa.C.S. §1306)
(conformed – as amended through June 19, 2009)

FIRST:            The name of the Corporation is Embassy Bancorp, Inc.

SECOND:       The exact location and post office address of the principal place of business is:  100 Gateway Drive, Suite 100 Bethlehem, Pennsylvania  18017.

THIRD:           The purpose of the Corporation is and it shall have unlimited power to engage in and to do any lawful act concerning any or all lawful business for which corporations may be incorporated under provisions of the Business Corporation Law of 1988, the Act approved December, 1988, P.L. 1444, as amended (the "Pennsylvania Business Corporation Law").

FOURTH:       The Corporation is incorporated under the provisions of the Pennsylvania Business Corporation Law.

FIFTH:            The Corporation is to exist perpetually.

SIXTH:           The Corporation shall have authority to issue 30,000,000 shares of stock, of which 20,000,000 shall be common stock, $1.00 par value per share, and 10,000,000 shares shall be preferred stock, $1.00 par value per share.   The Board of Directors is hereby authorized from time to time to provide by resolution for the issuance of any of the authorized but unissued shares of common stock of the Corporation.  Except as otherwise provided in this Article SIXTH (or in any supplementary sections hereto), the holders of common stock shall exclusively possess all voting power.  Each holder of shares of common stock shall be entitled to one vote for each share held by such holder.

The Board of Directors is hereby authorized to issue, in one or more classes or series, shares of preferred stock, with full, limited, multiple, fractional or no voting rights, and with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights or other special or relative rights as shall be fixed from time to time by the Board of Directors.

Except as otherwise provided in any resolution or resolutions of the Board of Directors providing for the issuance of any particular class or series of preferred stock, the number of shares of stock of any such class or series so set forth in such resolution or resolutions may be increased or decreased (but not below the number of shares of such class or series then outstanding) by a resolution or resolutions adopted by the Board of Directors.

Except as otherwise provide in any resolution or resolutions of the Board of Directors providing for the issuance of any particular class or series of preferred stock, preferred stock redeemed or otherwise acquired by the Corporation shall assume the status of authorized but unissued preferred stock, shall be unclassified as to class or series and may thereafter, subject to the provisions of this Article SIXTH and to any restrictions contained in any resolution or resolutions of the Board of Directors providing for the issue of any such class or series of preferred stock, be reissued in the same manner as other authorized but unissued preferred stock.

SEVENTH:     The name and address of each of the incorporators, each having subscribed for one (1) share of common stock, are:

Place of residence and
Name	Post Office Address

David M. Lobach, Jr.	6932 Kings Hwy. S.
Zionsville, PA 18092

Judith A. Hunsicker	328 West St.
Bethlehem, PA 18018

James R. Bartholomew	4519 Virginia Dr.
Bethlehem, PA 18017

EIGHTH:        No holder of shares of any class or of any series of any class shall have any preemptive right to subscribe for, purchase or receive any shares of the Corporation, whether now or hereafter authorized, or any obligations or other securities convertible into or carrying options or warrants to purchase any such shares of the Corporation, or any options or rights to purchase any such shares or securities, issued or sold by the Corporation for cash or any other form of consideration, and any such shares, securities, options, warrants or rights may be issued or disposed by the Board of Directors to such persons and on such terms as the Board of Directors, in its discretion, shall deem advisable.

NINTH:           (a)                  The Board of Directors may, if it deems it advisable, oppose a tender or other offer for the Corporation’s securities, whether the offer is in cash or in the securities of a corporation or otherwise.  When considering whether to oppose an offer, the Board of Directors may, but is not legally obligated to, consider any relevant, germane or pertinent issue; by way of illustration, but not to be considered any limitation on the power of the Board of Directors to oppose a tender or other offer for this Corporation’s securities, the Board of Directors may, but shall not be legally obligated to, consider any or all of the following:

(i)             Whether the offer price is acceptable based on the historical and present operating results or financial condition of the Corporation;

(ii)            Whether a more favorable price could be obtained for this Corporation’s securities in the future;

(iii)           The social and economic effects of the offer or transaction on this Corporation and any of its subsidiaries, employees, depositors, loan and other customers, creditors, shareholders and other elements of the communities in which this Corporation and any of its subsidiaries operate or are located;

(iv)          The value of the securities (if any) which the offeror is offering in exchange for the Corporation’s securities, based on an analysis of the worth of the offeror or other entity whose securities are being offered;

(v)           The business and financial conditions and earnings prospects of the offeror, including, but not limited to, debt service and other existing or likely financial obligations of the offeror, and the possible affect of such conditions upon this Corporation and any of its subsidiaries in the communities in which they operate or are located; and

(vi)           Any antitrust or other legal and regulatory issues that are raised by the offer.

(b)                   If the Board of Directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose, including, but not limited to, any or all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the offeror institution’s securities; selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity.

TENTH:          The power to make, alter, amend and repeal the Bylaws is expressly vested in the Board of Directors (except as to Bylaws fixing the qualifications, classifications or terms of office of Directors), subject however to the right of the shareholders to change such action by the affirmative vote of seventy percent (70%) of the outstanding shares of common stock.

ELEVENTH:   No merger, consolidation, liquidation or dissolution of the Corporation nor any action that would result in the sale or other disposition of all or substantially all of the assets of the Corporation shall be valid unless first approved by the affirmative vote of the holders of at least seventy percent (70%) of the outstanding shares of common stock of the Corporation.  This Eleventh Article may not be amended unless first approved by the affirmative vote of the holders of at least seventy percent (70%) of the outstanding shares of common stock of the Corporation.

TWELFTH:    Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law (relating to the right of shareholders to receive payment for shares following a control transaction) shall not apply to the Corporation.